Filed by Companhia Siderúrgica Belgo-Mineira
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Companhia Siderúrgica de Tubarão
Commission File No. 333-127853

THE FOLLOWING ARE CALLS FOR SHAREHOLDERS’ MEETINGS MADE PUBLIC BY
COMPANHIA SIDERÚRGICA BELGO-MINEIRA (“BELGO”) AND COMPANHIA
SIDERÚRGICA DE TUBARÃO (“CST”), AND RELATE TO THE PROPOSED MERGER OF
SHARES (INCORPORAÇÃO DE AÇÕES) OF CST WITH BELGO

* * * * *

     These materials may include forward-looking statements. These forward-looking statements are based largely on BELGO’s and CST’s current beliefs, expectations and projections about future events and financial trends affecting their businesses. These forward-looking statements, among other things, relate to:

  management strategy;

  trends in the world steel market;

  operating efficiencies;

  integration of new business units;

  market position;

  revenue growth;

  taxable income;

  cost savings;

  capital expenditures;

  dividends expectations;

  influence of controlling shareholders;

  litigation; and

  the timetable for the merger of shares and certain transactions described in this prospectus.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements are subject to a number of risks and uncertainties, including but not limited to changes in regulation, the global and local steel industry and local economic conditions.

     In light of the many risks and uncertainties surrounding the steel industry, the forward-looking statements contained in these materials may not be realized. You are cautioned not to place undue reliance on any forward-looking information.

     All forward-looking statements included in these materials are based on information available as of this date. BELGO undertakes no obligations to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing list of uncertainties is not exhaustive.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which BELGO has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders are able to obtain a free copy of these materials and other documents to be filed by BELGO with the Commission, including the Registration Statement, on the Commission’s website at www.sec.gov. These materials may also be obtained for free from BELGO.

EXHIBIT INDEX

Exhibit
Number	Description

1	CST’s Extraordinary Shareholders’ Meeting (Call for Meeting – Change of Date of Shareholders’ Meeting) relating to the merger of shares

2	BELGO’s Extraordinary Shareholders’ Meeting (Call for Meeting – Change of Date of Shareholders’ Meeting) relating to the merger of shares

3	BELGO’s Extraordinary Shareholders’ Meeting (Call for Meeting – Change of Date of Shareholders’ Meeting) relating to the merger of Arcelor Aços do Brasil S.A. and APSL ONPN Participações into BELGO

4	BELGO’s Special Preferred Shareholders’ Meeting (Call for Meeting – Change of Date of Shareholders’ Meeting)